Exhibit 2.3

STRICTLY CONFIDENTIAL

November     , 2012

To:
(the “Seller”)

Dear Sir/Madame:

Re:	PROPOSED OFFER FOR ALL OF THE ISSUED AND OUTSTANDING SHARES OF JNR RESOURCES INC.

As you are aware, Denison Mines Corp. (“Denison”), or a direct or indirect wholly owned subsidiary of Denison, (“Acquireco” and, collectively with Denison, the “Purchaser”) proposes to make an offer for all of the issued and outstanding common shares (the “Common Shares”) in the capital of JNR Resources Inc. (“JNR” or the “Company”). This letter agreement (the “Agreement”) sets out the terms and conditions pursuant to which the Seller agrees to support the Offer and to deposit, or cause to be deposited, under the Offer the “Seller’s Shares” (as defined below), and sets out the obligations and commitments of the Seller in connection therewith.

Concurrently with the execution of this Agreement, Denison has entered into an acquisition agreement with the Company (the “Acquisition Agreement”) pursuant to which the Company has agreed to support the Offer. The term “Offer” and capitalized terms defined in the Acquisition Agreement that appear herein without definition have the meanings ascribed to them in the Acquisition Agreement.

1.	Offer for Securities of the Company

(a)	Purchaser agrees to make the Offer on the terms and subject to the conditions set out in the Acquisition Agreement. The obligation of Purchaser to take-up and pay for the Common Shares under the Offer shall not be subject to any conditions except for the conditions set out in Schedule A of the Acquisition Agreement, which are for the exclusive benefit of the Purchaser who shall have the right, in its sole discretion, to waive any such conditions in accordance with the provisions of the Acquisition Agreement, without prejudice to any other rights that it may have under the Offer.

(b)	For greater certainty, Purchaser shall have the right to vary the Offer in such manner as Purchaser considers necessary or desirable and as is not inconsistent with any of the provisions of the Acquisition Agreement and this Agreement. Without limitation, Purchaser and the Seller agree that Purchaser shall have the right to increase the consideration payable for the Seller’s Shares (as such term is hereinafter defined) under the Offer and the Seller shall be entitled to receive any increased consideration in excess of the initial consideration that might be or have been offered by Purchaser under the Offer.

2.	Deposit

(a)	Subject to Section 3, the Seller hereby agrees to deposit or cause to be deposited under the Offer in accordance with its terms, as soon as practicable and in any event no later than 25 days after the date of the mailing of the Offer Circular, all of the Seller’s Shares, together with a duly completed and executed letter of transmittal, under the Offer, and thereafter except as may be permitted under this Agreement not withdraw or permit the Seller’s Shares to be withdrawn from the Offer. In the event that the Seller subsequently acquires, directly or indirectly, any additional Common Shares, such Common Shares shall likewise be immediately deposited under the Offer in accordance with its terms.

(b)	The Seller further agrees, that it will enter into an agreement with Purchaser pursuant to which all options (the “JNR Options”) and warrants (the “JNR Warrants”) to purchase Common Shares held by the Purchaser shall be terminated and replacement options (the “Denison Options”) and replacement warrants (the “Denison Warrants”), as the case may be, to purchase common shares in the capital of Denison will be issued to the Seller, as described in sections 2.4 and 2.5 of the Acquisition Agreement.

3.	No Withdrawal

The Seller hereby agrees that neither it nor any person on its behalf will withdraw or take any action to withdraw any of the Seller’s Shares deposited under the Offer, notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which it might have, unless this Agreement is terminated in accordance with its terms prior to the take up and payment of the Seller’s Shares under the Offer.

4.	Covenants of the Seller

The Seller covenants and agrees with Purchaser that during the period commencing on the date hereof and continuing until the earlier of the termination of the Offer and termination of this Agreement and except as otherwise contemplated herein or permitted hereunder:

(a)	it will not sell, transfer or encumber in any way any of the Seller’s Shares or any of the JNR Warrants, JNR Options or Common Shares issuable on exercise of any JNR Warrants or JNR Option, held by the Seller, other than pursuant to the Offer;

(b)	it will not relinquish or restrict the Seller’s right to vote any of the Seller’s Shares, other than pursuant to the Offer;

(c)

it shall take all such steps as are required to ensure that at the time at which the Seller tenders the Seller’s Shares to the Offer, the Seller’s Shares will be owned beneficially by the Seller with a good and marketable title thereto, free and clear of any and all Liens and will not be subject to any shareholders’ agreements, voting trust or other similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Seller’s Shares or the ability of any holder thereof to exercise all ownership rights thereto; and

(d)	it will not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Seller’s Shares pursuant to this Agreement by the sale of any direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, any effect prohibited by this Agreement.

5.	Further Covenants of the Seller

(a)	The Seller covenants and agrees with Purchaser that so long as the Seller is not entitled to withdraw the Seller’s Shares from the Offer, the Seller will not, and, subject to the terms of the Acquisition Agreement, will use its commercially reasonable efforts to cause its representatives and advisors not to, directly or indirectly:

(i)	solicit, initiate, assist, facilitate, promote or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any inquiry, discussion, negotiation or proposal to the Company or its securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions) an Acquisition Proposal or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Purchaser under the Acquisition Agreement or the Offer (any such inquiry or proposal in respect of any of the foregoing being a “Transaction Proposal”);

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal or a Transaction Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of the Company or its subsidiaries or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)	furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of the Company or any of its subsidiaries to any person other than the Purchaser and their representatives, other than as disclosed prior to the date hereof, or in accordance with the terms of the Acquisition Agreement; or

(iv)	take any action that might reasonably be expected to reduce the likelihood of success of the Offer,

subject in each case to the provisions of the Acquisition Agreement and the fiduciary duties to the Company of a Seller who is a director or officer of the Company.

(b)	The Seller will immediately cease and cause to be terminated all existing discussions and negotiations, if any, to which it is party with any person other than Denison conducted before the date of this Agreement with respect to an Acquisition Proposal or a Transaction Proposal.

(c)	The Seller covenants and agrees with Purchaser, so long as the Seller is not entitled to withdraw the Seller’s Shares owned by the Seller from the Offer, and (as applicable) thereafter, so long as it is subject to the terms of this Agreement, that it shall:

(i)	not exercise any shareholder rights or remedies available at common law or pursuant to applicable Laws to delay, hinder, upset or challenge the Offer;

(ii)	in its capacity as a director, officer or employee of the Company, take all necessary actions to effect the reconstitution of the board of directors of the Company contemplated by the Acquisition Agreement and to resign as a director and/or officer of the Company effective on such date as provided for pursuant to the Acquisition Agreement;

(iii)	to the extent it is within its power, support, and will request its agents and representatives (subject to any fiduciary duties to the Company to which they may be subject) to take or do all reasonable actions and steps necessary, proper or advisable toward, the successful completion of the Offer on the terms contained therein; and

(iv)	not take any action or fail to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by the Seller in this Agreement untrue in any material respect.

6.	Representations and Warranties of the Seller

The Seller by its acceptance hereof represents and warrants as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	the Seller is the beneficial holder of, or exercises control or direction over, all of the Common Share, set forth on Schedule A to this Agreement.

(b)	for the purposes of this Agreement, the Common Shares set forth on Schedule A to this Agreement and any Common Shares acquired, directly or indirectly, by the

Seller after the date hereof are collectively referred to as the “Seller’s Shares”. The only Common Shares, JNR Options and JNR Warrants held of record or beneficially owned by the Seller, or over which the Seller exercises control or direction, on the date hereof are those listed in Schedule A to this Agreement. The Seller has the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Seller’s Shares, and will continue to have the sole power to dispose of the Seller’s Shares, free and clear of all Liens, at the time the Seller’s Shares are deposited under the Offer. None of the Seller’s Shares are or will be subject to any shareholders’ agreements, voting trust or other similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Seller’s Shares or the ability of any holder thereof to exercise all ownership rights thereto;

(c)	no person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Seller of any of the Seller’s Shares owned by the Seller or any interest therein or right thereto, except Purchaser pursuant to the terms of this Agreement;

(d)	there is no claim, action, lawsuit, arbitration, mediation or other proceeding pending or, to the best of the knowledge, information and belief of the Seller, threatened against the Seller, which relates to this Agreement or otherwise impairs the ability of the Seller to consummate the transactions contemplated hereby;

(e)	none of the execution and delivery by the Seller of this Agreement or the completion of the transactions contemplated hereby or compliance by the Seller with the Seller’s obligations hereunder will result in a breach of (i) if the Seller is not an individual, the constating documents of, or any resolution binding, the Seller, (ii) any other agreement, instrument, commitment, arrangement, undertaking or restriction to which the Seller is a party or by which the Seller or any of the Seller’s property or assets are bound, (iii) any judgement, decree, order or award of any court, governmental body or arbitrator, or (iv) any applicable Law;

(f)	if the Seller is not an individual, it is validly subsisting and the Seller has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)	this Agreement has been duly executed and delivered by or on behalf of the Seller and constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(h)	except for the Common Shares set forth on Schedule A to this Agreement and any JNR Options and JNR Warrants owned by the Seller, it has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Seller or transfer to the Seller of additional securities of the Company;

(i)	the Seller is resident in the jurisdiction given as the Seller’s address on the signature page to this Agreement; and

(j)	the foregoing representations and warranties will be true, correct and complete on the date on which the Offer is made and on the date on which Purchaser takes up and pays for the Seller’s Shares.

7.	Representations and Warranties of Purchaser

Purchaser represents and warrants as follows and acknowledges that the Seller is relying upon such representations and warranties in connection with this Agreement:

(a)	the Purchaser has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the consummation of the Offer have been duly authorized by the board of directors of Purchaser (or any authorized committee thereof) and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable by the Seller against Purchaser in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b)	the execution and delivery by Denison of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer will not violate, conflict with or result in a breach of any provision of: (i) the constating documents of Denison or those of any of its subsidiaries; (ii) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit to which Denison or any of its subsidiaries is a party or by which Denison or any of its subsidiaries is bound; or (iii) any Law to which Denison or any of its subsidiaries is subject or by which Denison or any of its subsidiaries is bound. Other than in connection with or in compliance with Required Regulatory Approvals and applicable Laws, no other authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Denison for the consummation of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement; and

8.	Termination Date; Extensions of Time

This Agreement may be terminated by notice in writing:

(a)	at any time by mutual consent of Purchaser and the Seller;

(b)	by the Seller if Purchaser does not commence the Offer and mail the Offer Documents by the Latest Mailing Time in accordance with the Acquisition Agreement; provided such failure to commence the Offer has not been caused by any act or failure to act by JNR;

(c)	by Purchaser if any condition for Purchaser’s benefit set out in the Acquisition Agreement is not satisfied or waived;

(d)	by Purchaser if the Seller is in default of any covenant or obligation hereunder or if any representation or warranty of the Seller under this Agreement shall have been at the date hereof untrue or incorrect in any material respect; provided that, in the case of a default of any covenant or obligation hereunder, such default is not curable or, if curable, not cured by the earlier of the date which is 15 days from the date of written notice of such default and the Business Day prior to the initial Expiry Time;

(e)	by the Seller if any representation or warranty of Purchaser under this Agreement shall have been at the date hereof untrue or incorrect in any material respect or if Purchaser is in default of any covenant or obligation hereunder in any material respect and, in each case, such inaccuracy or non-compliance makes it impossible to complete the Offer and is not curable or, if curable, not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the initial Expiry Time;

(f)	by Purchaser if any condition of the Offer shall not be satisfied or waived at the Expiry Time and Purchaser does not elect to waive such condition or extend the Offer; or

(g)	by Purchaser or the Seller in the event the Acquisition Agreement is terminated in accordance with its terms.

Upon termination of this Agreement, the Seller shall be entitled to withdraw any of the Seller’s Shares deposited under the Offer and none of the parties hereto shall have any further rights or obligations hereunder provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

9.	Change in Nature of Transaction

(a)

If Purchaser determines it is necessary or desirable to proceed with another form of transaction (an “Alternative Transaction”) whereby Purchaser would acquire following completion of such Alternative Transaction all or substantially all of the

Common Shares outstanding on economic terms which, in relation to the Seller, are at least equivalent to or better than those contemplated by the Offer, the Seller shall support the completion of such Alternative Transaction.

(b)	If any Alternative Transaction involves a meeting or meetings of the Shareholders, the Seller shall vote in favour of any matters necessary or ancillary to the completion of the Alternative Transaction.

(c)	In the event of any proposed Alternative Transaction, the references in this Agreement to the Offer shall be deemed to be changed to “Alternative Transaction” and all provisions of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction including, without limitation, all references herein to the “Acquisition Agreement” shall be deemed to be references to any similar agreement entered into in substitution for the Acquisition Agreement.

(d)	The Seller covenants that it will not exercise any rights of dissent provided under the BCBCA or otherwise in connection with any Alternative Transaction.

10.	General

(a)	Until the intention of the Purchaser to make the Offer has been publicly announced, no disclosure of the subject matter of this Agreement shall be made by Purchaser or the Seller except to their respective counsel or to any other professional advisor engaged by them or as may be required by applicable Securities Laws, provided however that the foregoing provisions of this Section 10(a) shall not prevent Purchaser from disclosing the terms of this Agreement in the Offer in such manner as Purchaser or its counsel, acting reasonably, considers appropriate.

(b)	Purchaser acknowledges and agrees that the Seller is bound hereunder solely in its capacity as a Shareholder and that the provisions hereof shall not be deemed or interpreted to bind the Seller in his or her capacity as a director, officer or employee of the Company, if applicable. For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his or her fiduciary duties as a director or officer of the Company.

(c)	This Agreement shall become effective upon execution and delivery thereof by the Seller.

(d)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or similar means of recorded electronic communication addressed as follows:

(i)	if to the Seller:

Fax No:

Attention:

with a copy to (which shall not constitute notice to the Seller):

Fax No:

Attention:

(ii)	if to Denison:

Denison Mines Corp.

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, Ontario

M5G 2C2

Fax No: 416-979-5893

Attention: Ron F. Hochstein, President and Chief Executive Officer

with a copy to (which shall not constitute notice to Purchaser):

Cassels Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, British Columbia

V6C 3E8

Fax No: 604-691-6120

Attention: Gordon R. Chambers

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

Any party hereto may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 10(d).

(e)	This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the parties hereto other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by any party without the prior written consent of the other parties hereto, provided however that Denison may assign its rights hereunder to a direct or indirect wholly-owned Subsidiary provided that notwithstanding such assignment, Denison shall remain jointly and severally liable for the performance of each and every of the obligations of Acquireco hereunder.

(f)	The representations and warranties in this Agreement shall survive the purchase of the Seller’s Shares for a period of one calendar year.

(g)	If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

(h)	This Agreement and the rights and obligations of the parties hereto shall be governed in all respects, including validity, interpretation and effect, exclusively by the Laws of the Province of Ontario and the Laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof and each of the Seller and Purchaser irrevocably submits to the jurisdiction of the courts of the Province of Ontario.

(i)	The Seller recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Offer, that Purchaser would not contemplate causing the Offer to be made unless this Agreement was executed and that a breach by the Seller of any covenants or other commitments contained in this Agreement will cause Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages; therefore, the Seller agrees that in the event of any such breach, Purchaser shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be exclusive remedies for any breach of this Agreement but will be in addition to any other remedy to which Purchaser may be entitled, at law or in equity.

(j)	Time shall be of the essence of this Agreement.

(k)	The Seller shall from time to time at the request of Purchaser but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, agreements, notices and writings and give such further assurances as shall be reasonably required for purposes of giving effect to this Agreement.

(l)	The language used in this Agreement is the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(m)	This Agreement may be delivered by facsimile or electronic mail and executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

(n)	Each party hereto shall pay the fees, costs and expenses of their respective financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify each of the other parties from and against any and all claims against any of them for “finder’s” or “agency” fees relating to the transactions contemplated hereby.

If the foregoing accurately reflects the terms and conditions of our agreement, kindly indicate acceptance hereof by signing, dating and returning to Purchaser the enclosed duplicate original of this Agreement by facsimile.

DENISON MINES CORP.

By:
Name:
Title:

Irrevocably accepted and agreed to this                  day of November, 2012.

If other than an individual:

Name of Seller

By:
Name:
Title:

Address:

If an individual:

In the presence of:

Witness	Signature

Name (please print)

Residential Address:

SCHEDULE A

COMMON SHARES

Number of Common Shares:

Number of JNR Options:

Number of JNR Warrants: